Exhibit 99

December 27, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Recommendation for re-appointment of Mr. Atanu Chakraborty as Part Time Non-Executive Chairman and Independent Director of HDFC Bank Limited (“the Bank”)

We wish to inform you that pursuant to the recommendation of the Nomination & Remuneration Committee, the Board of Directors of the Bank at its meeting held today, has recommended the re-appointment of Mr. Atanu Chakraborty (DIN: 01469375) as the Part Time Non-Executive Chairman and Independent Director of the Bank to the Reserve Bank of India (“RBI”), for a second term of three years w.e.f. May 05, 2024 to May 04, 2027 (both days inclusive). A brief profile of Mr. Chakraborty is annexed herewith as Annexure-I.

Mr. Chakraborty is not related to any other Directors or Key Managerial Personnel of the Bank. He is not debarred from holding the office of a director, by virtue of any SEBI order or any other such authority.

Pursuant to the applicable provisions of the Banking Regulation Act, 1949 and the Companies Act, 2013, the abovementioned re-appointment will be subject to the approval of the RBI and the shareholders of the Bank. Accordingly, the Bank will make application to the RBI in this regard under Section 35B of the Banking Regulation Act, 1949. In addition, further disclosure in this regard will be made after receipt of communication / approval from RBI.

The Board meeting commenced at 11:00 a.m. and concluded at 12:50 p.m.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl: as above

Annexure-I

Brief profile of Mr. Atanu Chakraborty

Mr. Atanu Chakraborty is currently the Part Time Non-Executive Chairman and Independent Director of the Bank. He served the Government of India, for a period of thirty-five (35) years, as a member of Indian Administrative Service (IAS) in Gujarat cadre. He has mainly worked in areas of Finance & Economic Policy, Infrastructure, Petroleum & Natural Gas. In the Union Government, he held various posts such as Secretary to Government of India in the Ministry of Finance-Department of Economic Affairs (DEA) during FY 2019-20. As Secretary (DEA), he co-ordinated economic policy making for all ministries/ departments and managed entire process of formulation of budget making for Union of India, including its passage in Parliament. He was responsible for fiscal management policies, policies for public debt management and development & management of financial markets. Mr. Chakraborty also handled financial stability and currency, domestic & foreign related issues as well. He managed flow of funds with multilateral and bilateral financial institutions and had multiple interfaces with them. He also headed a multi-disciplinary task force that produced the National Infrastructure Pipeline (NIP). He has also served as Secretary to the Union Government for Disinvestment (Department of Investment and Public Asset Management) wherein he was responsible for both policy as well as execution of the process of disinvestment of Government of India’s stake in state owned enterprises.

During the period 2002-07, Mr. Chakraborty served as Director and subsequently as Joint Secretary, Ministry of Finance (Department of Expenditure). During this period, he appraised projects in the Infrastructure sector as well as looked after subsidies of Government of India. He had also updated and modernized the Government’s Financial & Procurement rules. Mr. Chakraborty has also discharged varied roles in the Gujarat State Government including heading the Finance Department as its Secretary. He had been responsible for piloting the private sector investment legislation in the State. In the State Govt., he has worked on the ground in both public governance and development areas. Mr. Chakraborty has also served on the Board of World Bank as alternate Governor as well as on the Central Board of Directors of the Reserve Bank of India. He was also the Chairman of National Infrastructure Investment Fund (NIIF) as also on the Board of many listed companies. Mr. Chakraborty was the CEO/MD of the Gujarat State Petroleum Corporation Limited group of companies as well as Gujarat State Fertilizers and Chemicals Limited. Mr. Chakraborty had published articles in reputed journals in the areas of public finance, risk sharing in Infrastructure projects and gas infrastructure.

Mr. Chakraborty graduated as a Bachelor in Engineering (Electronics & Communication) from NIT Kurukshetra. He holds a Diploma in Business Finance (ICFAI, Hyderabad) and a Master’s degree in Business Administration from the University of Hull, UK.